United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-        .)

VALE S.A. PUBLICLY-HELD COMPANY Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.766 MINUTES OF THE DEBENTUREHOLDERS’ MEETING OF THE 6TH ISSUANCE OF DEBENTURES OF VALE S.A., HELD ON MARCH 19, 2021 1. DATE, TIME AND PLACE: held on March 19, 2021, at 10 am, exclusively digitally, through the Zoom platform. 2. ATTENDANCE: debentureholders holding 74.58% of the outstanding debentures of the 6th issuance of Vale S.A. (“Debentures,” “Issuance” and “Issuer”) (“Debentureholders in Attendance”) subject to the “Private Instrument of Indenture for Issuance of Debentures of Companhia Vale do Rio Doce,” entered into June 24, 1997, as amended on August 28, 2002, September 24, 2002, and July 28, 2011 (“Indenture”), with GDC Partners Serviços Fiduciários D.T.V.M. Ltda. as trustee (“Trustee”). Juarez Dias Costa, representative of the Trustee and Eduardo Ajuz, representative of the Issuer, also attended. 3. DIGITAL PLATFORM REQUIREMENTS: The Zoom platform meets the requirements set forth in Article 7 of Instruction No. 625, of May 14, 2020, issued by the Brazilian Securities Commision (Comissão de Valores Mobiliários – “CVM”) (“CVM Instruction 625”). Debentureholders who participated through the Zoom platform authorized the Issuer to use any information contained in the recording of the Meeting for due legal purposes. 4. BOARD: Chairman: Edécio Ribeiro Brasil, representative of the Debentureholder elected unanimously by the Debentureholders in Attendance; and Secretary: Francisco José Pinheiro Guimarães, by appointment of the Chairman of the Board. 5. NOTICE OF MEETING: the first call notice was published, pursuant to articles 71, paragraph 2, and 124, paragraph 1, item II, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in the editions of March 3, 2021 (page E4), March 4, 2021 (page E6) and March 5, 2021 (page E3) of the newspaper “Valor Econômico,” and in the editions of March 3, 2021 (page 24), March 4, 2021 (page 13) and March 5, 2021 (page 43) of the Official Gazette of the State of Rio de Janeiro. 6. AGENDA: discuss and approve the following agenda, pursuant to the Excerpt from the Minutes of the Issuer’s Board of Directors’ Meeting held on February 25, 2021, the Notice of Meeting and the Management’s Proposal for the Debentureholders’ Meeting and their exhibits (Proposed Amendments to the Indenture and draft amendment to the Indenture), released by the Issuer on March 3, 2021, available for consultation on the websites of the Issuer (http://www.vale.com), the B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br) and the CVM (http://www.cvm.gov.br – Sistema Empresas.NET) and at the head office of the Issuer. 6.1 Amendment to the wording of Section III, item (j), head paragraph, of the Indenture, in order to clarify that the calculation of the remuneration will be divided between the number of Debentures originally issued and that it will not be changed in the case of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii)

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). cancellation of Debentures held in the Issuer’s treasury, or, further, (iii) acquisition of Debentures by companies controlled by the Issuer. 6.2 Amendment to the wording of Section III, item (m), of the Indenture, to allow the Issuer to acquire Debentures of its own issuance. 6.3 Amendment to the wording of Section III, item (r), of the Indenture, to allow that, in the event of change to the current legislation, the acts and decisions related to the Issuance will be disclosed in the same way as the Issuer’s corporate acts are disclosed. 6.4 Amendment to the wording of Section IV, item (a), of the Indenture, to (i) allow the Issuer to fulfill the obligations to deliver to the Trustee the financial statements and periodic and occasional information through making said documents available on the Issuer’s website; and (ii) update the reference to the applicable legal provision that sets forth the disclosure of periodic and occasional information (CVM Instruction 480/09). 6.5 Authorization for the Trustee and the Issuer to perform all acts, take all steps and adopt all necessary measures for the formalization, implementation and management of the resolutions approved at the Meeting, including the execution of an amendment to the Indenture to reflect the approved adjustments. 7. RESOLUTIONS: In accordance with the Indenture and, after examination and discussion, the Debentureholders in Attendance voted as follows: 7.1 In relation to item 6.1 of the Agenda: the amendment to the wording of Section III, item (j), head paragraph, of the Indenture was approved, in order to clarify that the calculation of the remuneration will be divided between the number of Debentures originally issued and that it will not be changed in the event of (i) acquisition of Debentures by the Issuer (with such Debentures being held in the Issuer’s treasury), or (ii) cancellation of Debentures held in the Issuer’s treasury, or, futher, (iii) acquisition of Debentures by companies controlled by the Issuer, which will go into effect with the following wording: “(j) Remuneration: The debentures will be entitled to a premium obtained according to the following criteria and parameters, to be divided among the debentures in equal fractions corresponding to 1/388,559,056 of the total premium to be paid for each debenture, and such fractions shall not be changed in the event of (i) acquisition of debentures by the Issuer (with such debentures being held in the Issuer’s treasury), or (ii) cancellation of debentures held in the Issuer’s treasury, or, further, (iii) acquisition of debentures by companies controlled by the Issuer:” 289,670,805 votes in favor, 90,709 votes against and 8.000 abstentions were counted. 7.2 In relation to item 6.2 of the Agenda: the amendment to the wording of Section III, item (m), of the Indenture was approved, to allow the Issuer to acquire Debentures of its own issuance, which will go into effect with the following wording: “(m) Acquisition. The Issuer may, at any time, acquire debentures, provided that it complies with the provisions of article 55, paragraph 3, of Law 6,404/76 and the applicable CVM regulations. The debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled, remain in treasury or be placed in the market again. Debentures held in treasury by the Issuer under the terms of this Section are not entitled to vote at general debenture holders’ meetings, nor to cash earnings, provided that, if and when placed back in the market, they will be entitled to the same economic and political rights applicable to the other debentures. The companies controlled by the Issuer may acquire the debentures in the market.” 287,802,956 votes in favor, 1,966,558 votes against, included the written votes against received by the Board which were filed at the Issuer's headquarters, and no abstentions were counted. 7.3 In relation to item 6.3 the Agenda: the amendment to the wording of Section III, item (r), of the Indenture was approved to allow that, in the event of change to the current legislation,

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). the acts and decisions related to the Issuance will be disclosed in the same way as the Issuer’s corporate acts are disclosed, which will go into effect with the following wording: “(r) Disclosure. All acts and decisions related to the issuance provided under this indenture involving the interests of debenture holders will be disclosed, in the form of notices, in the Official Gazette of the State of Rio de Janeiro, and in the other newspapers ordinarily used by the Issuer, as determined by article 289 of Law No. 6,404/76. In the event of a change in the legislation currently in force allowing other means of disclosure of corporate acts, the acts and decisions related to the issuance provided under this indenture involving the interests of the debenture holders will be disclosed in the same way as the Issuer’s corporate acts are disclosed.” 289,634,505 votes in favor, 127,009 votes against and 8,000 abstentions were counted. 7.4 In relation to item 6.4 of the Agenda: the amendment to the wording of Section IV, item (a), of the Indenture was approved, to (i) allow the Issuer to fulfill the obligations to deliver to the Trustee the financial statements and periodic and occasional information through making said documents available on the Issuer’s website; and (ii) update the reference to the applicable legal provision that sets forth the disclosure of periodic and occasional information (CVM Instruction 480/09), which will go into effect with the following wording: “(a) deliver to the trustee (with respect to items (a)1 and (a)2 below, by making such documents available on the Issuer’s website): 1. within up to 120 (one hundred and twenty) days after the end of each semester, copies of its audited financial statements relating to such semester; 2. within up to 10 (ten) days after delivery to the CVM, copies of the periodic and occasional information required by CVM Instruction 480/09, as amended, or by those that may replace it; 3. on March 31 and September 30 of each year, a report which must contain, in a complete and detailed form, at least, information on the monthly Net Revenue calculated in relation to each mining right provided for in Section III (j) of this indenture, as well as disposals of mining rights, which have been considered for the purpose of calculating the premium due to the debenture holders and the respective percentages applied to calculate such premium; 4. on March 31 of each year, a report which must contain, in a complete and detailed form, information on any losses of mining rights and substitutions of mining rights occurred in the fiscal year considered in the form of Clause III (j) (3) of this indenture.” 289,678,805 votes in favor, 90,709 votes against and no abstentions were counted. 7.5 In relation to item 6.5 of the Agenda: the authorization for the Trustee and the Issuer to perform all acts, take all steps and adopt all necessary measures for the formalization, implementation and management of the resolutions approved at the Meeting was approved, including the execution of an amendment to the Indenture to reflect the approved adjustments, pursuant to the draft included as Exhibit I to these minutes. 289,678,805 votes in favor, 90,709 votes against and no abstentions were counted. 8. ISSUANCE AND ADDITIONAL INFORMATION: 8.1 In accordance with Article 9, paragraph 2 of Vale’s By-Laws, and pursuant to article 130, paragraph 1 and article 71, paragraph 2, of the Brazilian Corporations Law, these minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the Debentureholders in attendance. All the terms and conditions of the Indenture that were not subject to the resolutions of this Meeting are hereby ratified.

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). 8.2 Debentureholders who participated through the Zoom platform are considered to have signed these minutes and their registration in the minutes was carried out by the Chairman and the Secretary of the Meeting, all in accordance with article 8, paragraph 2 of CVM Instruction 625. 9. ADJOURNMENT: There being no further business to be discussed, these minutes were drawn up and then read, approved by those present and signed by the members of the board, the Issuer and the Trustee, as provided for in article 8, paragraph 2, of CVM Instruction 625. Rio de Janeiro, March 19, 2021. Signatures: Edécio Ribeiro Brasil, Chairman. Francisco José Pinheiro Guimarães, Secretary. Issuer: Vale S.A., represented by Eduardo Ajuz. Trustee: GDC Partners Serviços Fiduciários D.T.V.M. Ltda., represented by Juarez Dias Costa. We certify that this is a true copy of the original minutes drawn up in the proper book. Edécio Ribeiro Brasil Individual Taxpayer Number (Cadastro de Pessoas Físicas – CPF): 497.955.626-49 Chairman Francisco José Pinheiro Guimarães CPF: 992.226.557-53 Secretary

EXHIBIT I MINUTES OF THE DEBENTUREHOLDERS’ MEETING OF THE 6TH ISSUANCE OF DEBENTURES OF VALE S.A., HELD ON MARCH 19, 2021 DRAFT OF THE FOURTH AMENDMENT TO THE INDENTURE (The document starts on the next page.) (Remaining of the page intentionally left blank.)

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). AMENDMENT No. 4 TO THE PRIVATE INSTRUMENT OF INDENTURE FOR THE 6TH ISSUANCE OF PARTICIPATIVE DEBENTURES OF VALE S.A. This “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.” (“Fourth Amendment”) is entered into by and between: VALE S.A., a corporation headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 186, suites 701 to 1901, enrolled with the CNPJ under No. 33.592.510/0001- 54, represented herein in accordance with its by-laws (“Issuer”); and GDC PARTNERS SERVIÇOS FIDUCIÁRIOS D.T.V.M. LTDA., a financial institution headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, 3000, part 3, Bloco Itanhangá, suite 3105, enrolled with the CNPJ under No. 10.749.264/0001- 04, represented herein in accordance with its by-laws (“Trustee”, and, together with the Issuer, the “Parties”); WHEREAS: (A) on June 24, 1997, the Issuer and SLW Corretora de Valores e Câmbio Ltda. entered into the “Private Instrument of Indenture for Issuance of Debentures of Companhia Vale do Rio Doce”, as amended by (i) the “First Amendment to the Private Instrument of Indenture for Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on August 28, 2002, by and between the Issuer and SLW Corretora de Valores e Câmbio Ltda.; (ii) the “Second Amendment to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on September 24, 2002, by and between the Issuer and SLW Corretora de Valores e Câmbio Ltda.; and (iii) the “Third Amendment to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Companhia Vale do Rio Doce”, entered into on July 28, 2011, by and between the Issuer and the Trustee (“Indenture”); and (B) the Parties wish to amend the Indenture in accordance with the terms provided in this Fourth Amendment; The Parties decide to amend the Indenture, by means of this Fourth Amendment, in accordance with the following terms and conditions: 1. AUTHORIZATIONS 1.1 The execution of this Amendment is based on the following resolutions: I. the Issuer’s board of directors meeting held on February 25, 2021; and II. the general meeting of debenture holders held on March 19, 2021. 2. AMENDMENT 2.1 Section III, item (j), caput, of the Indenture shall read as follows: “(j) Remuneration. The debentures will be entitled to a premium obtained according to the following criteria and parameters, to be divided among the debentures in equal fractions corresponding to 1/388,559,056 of the total premium to be paid for each debenture, and such fractions shall not be changed in the event of (i) acquisition of debentures by the Issuer (with such debentures being held in the Issuer’s treasury), or (ii)

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). cancellation of debentures held in the Issuer’s treasury, or, further, (iii) acquisition of debentures by companies controlled by the Issuer:” 2.2 Section III, item (m) of the Indenture shall read as follows: “(m) Acquisition. The Issuer may, at any time, acquire debentures, provided that it complies with the provisions of article 55, paragraph 3, of Law 6,404/76 and the applicable CVM regulations. The debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled, remain in treasury or be placed in the market again. Debentures held in treasury by the Issuer under the terms of this Section are not entitled to vote at general debenture holders’ meetings, nor to cash earnings, provided that, if and when placed back in the market, they will be entitled to the same economic and political rights applicable to the other debentures. The companies controlled by the Issuer may acquire the debentures in the market.” 2.3 Section III, item (r) of the Indenture shall read as follows: “(r) Publicity. All acts and decisions related to the issuance provided under this indenture involving the interests of debenture holders will be disclosed, in the form of notices, in the Official Gazette of the State of Rio de Janeiro, and in the other newspapers ordinarily used by the Issuer, as determined by article 289 of Law No. 6,404/76. In the event of a change in the legislation currently in force allowing other means of disclosure of corporate acts, the acts and decisions related to the issuance provided under this indenture involving the interests of the debenture holders will be disclosed in the same way as the Issuer’s corporate acts are disclosed.” 2.4 Section IV, item (a) of the Indenture shall read as follows: “(a) deliver to the trustee (with respect to items (a)1 and (a)2 below, by making such documents available on the Issuer’s website): 1. within up to 120 (one hundred and twenty) days after the end of each semester, copies of its audited financial statements relating to such semester; 2. within up to 10 (ten) days after delivery to the CVM, copies of the periodic and occasional information required by CVM Instruction 480/09, as amended, or by those that may replace it; 3. on March 31 and September 30 of each year, a report which must contain, in a complete and detailed form, at least, information on the monthly Net Revenue calculated in relation to each mining right provided for in Section III (j) of this indenture, as well as disposals of mining rights, which have been considered for the purpose of calculating the premium due to the debenture holders and the respective percentages applied to calculate such premium; 4. on March 31 of each year, a report which must contain, in a complete and detailed form, information on any losses of mining rights and substitutions of mining rights occurred in the fiscal year considered in the form of Clause III (j) (3) of this indenture.“ 3. RATIFICATION 3.1 All other clauses and conditions of the Indenture which have not been expressly amended by this Fourth Amendment are hereby ratified. 4. REGISTRATION 4.1 This Fourth Amendment shall be registered with the competent legal registries.

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). 5. MISCELLANEOUS 5.1 This Fourth Amendment is entered into on an irrevocable and irreversible basis and shall be binding upon the parties and their successors. 5.2 In case any of the provisions of this Fourth Amendment is deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Parties undertake, in good faith, to replace the affected provision with another provision that, to the extent possible, produces the same effect. 6. JURISDICTION 6.1 The provisions of Section X of the Indenture shall apply to this Fourth Amendment. In witness whereof, the Parties, bound by themselves and their successors, have caused the execution of this Fourth Amendment in 3 (three) identical counterparts, together with the 2 (two) undersigned witnesses. Rio de Janeiro, March 19, 2021. (Signatures follow on the next 3 (three) pages.) (Remainder of this page intentionally left in blank.)

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda. VALE S.A. Name: Title: Name: Title:

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda. GDC PARTNERS SERVIÇOS FIDUCIÁRIOS D.T.V.M. LTDA. Name: Juarez Dias Costa Title: Officer

Minutes of the Debentureholders’ Meeting of the 6th Issuance of Debentures of Vale S.A., held on March 19, 2021 (Continued). Signature Page of the “Amendment No. 4 to the Private Instrument of Indenture for the 6th Issuance of Participative Debentures of Vale S.A.", entered into by and between Vale S.A. and GDC Partners Serviços Fiduciários D.T.V.M. Ltda. Witnesses: Name: Id.: CPF: Name: Id.: CPF:

VALE S.A. PUBLICLY-HELD COMPANY Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.766 MINUTES OF THE DEBENTUREHOLDERS’ MEETING OF THE 6TH ISSUANCE OF DEBENTURES HELD ON MARCH 19, 2021 STATEMENT OF VOTE “The issuing company is proposing that the issuance deed be changed to allow it to repurchase the bonds. However, there is relevant information that may indicate the existence of a substantial debt of the issuing company to the debenture holders that are not adequately disclosed, which creates a problematic asymmetry of information, especially in the context of a hypothetical acquisition of the securities by the issuing company. The trustee's report refers to a lawsuit filed by a group of debenture holders collecting their share of this debt deemed valid and terminated by settlement between the parties. From what can be deduced from the deficient information provided by the trustee, the issuing company would have agreed to pay an indemnity in the amount of R$ 175 million to these debenture holders. All debenture holders and not just the group that brought the action are entitled to a corresponding indemnity. It is not known how many debentures were held by the group that made the settlement and, therefore, the amount per debenture of the indemnity that the company agreed to pay is also unknown. In addition, neither the issuing company nor the trustee has informed of the existence of other actions currently under way with the same object, one of which was proposed by me, together with other debenture holders. This issue is dealt with in a report published by Valor Econômico newspaper on 03/15/2021. I understand that the issuing company should not be authorized to acquire the securities without the matter being properly clarified and the relevant information having been properly disclosed. For this reason, I propose that the trustee be asked to supplement this information and that the amendment to the deed be voted only after this has been done.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 22, 2021		Head of Investor Relations